CATASYS, INC.

11601 Wilshire Blvd, Suite 1100

Los Angeles, California 90025

February 15, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E
Washington, DC 20549

Re:	Catasys, Inc. Registration Statement on Form S-8 Filed January 2, 2019 File No. 333-229117

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Catasys, Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its above-captioned registration statement filed under form type S-8 (the “Registration Statement”), together with all exhibits thereto.

The Registration Statement covers the offer and sale of securities pursuant to the Company’s 2017 Stock Incentive Plan and was prepared and submitted in accordance with General Instruction E of Form S-8. The withdrawal is requested as a result of a filing error in that the Registration Statement was submitted at a time when the Company was not eligible for the use of Form S-8 due to an administrative oversight regarding the reporting of the Company’s decision regarding the frequency with which it will hold advisory votes on executive pay on Form 8-K. On February 12, 2019, the Company cured such reporting deficiency and regained eligibility to file on Form S-8, accordingly the Company is concurrently filing a new registration statement in this regard. We confirm that no sales have occurred under the Registration Statement prior to this request.

In the event the Staff has any questions with respect to this matter, please call either Norwood Beveridge at (212) 407-4970 or Lili Taheri at (212) 407-4160.

Sincerely,

/s/ Christopher Shirley

Christopher Shirley

Chief Financial Officer

Catasys, Inc.

17388600.1

228840-10001